UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GIBRALTAR INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-22462	16-1445150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3556 Lake Shore Road P.O. Box 2028 Buffalo, New York	14219-0228
(Address of principal executive offices)	(Zip Code)

Jeffrey J. Watorek Vice President, Treasurer and Secretary (716) 826-6500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Gibraltar Industries, Inc. (“Gibraltar” or “the Company”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are necessary to the functionality or production of the Company’s products into which these minerals have been incorporated. Rule 13p-1 established under the Securities Exchange Act of 1934 defines these minerals as “conflict minerals” and "necessary conflict minerals" and, as a result, the Company is required to conduct in good faith, a reasonable country of origin inquiry with respect to the source of these minerals. Accordingly, Gibraltar is filing this disclosure, along with a Conflict Minerals Report, to disclose the measures we have taken to determine whether the conflict minerals used in our products originated in the Democratic Republic of the Congo or adjoining countries.
Conflict Minerals Disclosure
The Company has engaged and is continuing to engage in a due diligence process, including surveying our direct suppliers via an industry-standard based survey template for conflict minerals, to try to determine the sources of the conflict minerals, used in our products and which are purchased through a complex supply chain.

Based on information provided by our suppliers and our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of all the Necessary Conflict Minerals in the products described above or whether the Necessary Conflict Minerals were from recycled or scrap sources.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.
A copy of Gibraltar’s Conflict Minerals Disclosure and Report is filed as Exhibit 1.01 hereto and is publicly available at www.gibraltar1.com under the heading “Investors” and the sub-heading “Financial Analysis & SEC Filings” section.
The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2021

GIBRALTAR INDUSTRIES, INC.

/s/ Jeffrey J. Watorek
Jeffrey J. Watorek
Vice President, Treasurer and Secretary